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                                        Filed by Monarch Community Bancorp, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                           Subject Company: MSB Financial, Inc.
                                                   Commission File No.: 0-24898

On March 26, 2004, Monarch Community Bancorp, Inc., a Maryland Corporation, issued the following press release:

PRESS RELEASE


*FOR IMMEDIATE RELEASE*


                 OFFICE OF THRIFT SUPERVISION APPROVES MERGER OF
             MONARCH COMMUNITY BANCORP, INC. AND MSB FINANCIAL, INC.

      Coldwater, Michigan and Marshall, Michigan, March 26, 2004 -- Monarch Community Bancorp, Inc. (Nasdaq SmallCap: MCBF), Coldwater, Michigan, and MSB Financial, Inc. (Nasdaq SmallCap: MSBF), Marshall, Michigan, jointly announced today the Office of Thrift Supervision has approved their merger in accordance with the definitive merger agreement announced September 2, 2003. The stockholders of MSB Financial approved the merger on January 22, 2004. The companies expect to complete the merger on, or about, April 15, 2004.

FORWARD-LOOKING STATEMENTS

      This news release contains certain forward-looking statements about the proposed merger of Monarch Community Bancorp and MSB Financial. These statements include statements regarding the anticipated closing date of the transaction. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimate," and "intend" or future or conditional verbs such as "will," "would," "should," "could" or "may." Certain factors that could cause actual results to differ materially from expected include delays in completing the merger and changes in the securities markets.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

     SHAREHOLDERS OF MSB FINANCIAL AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS THAT IS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4, AS AMENDED, THAT MONARCH COMMUNITY BANCORP FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") IN CONNECTION WITH THE PROPOSED MERGER BECAUSE
IT CONTAINS IMPORTANT INFORMATION ABOUT MONARCH COMMUNITY BANCORP, MSB FINANCIAL, THE MERGER, THE PERSONS SOLICITING PROXIES IN THE MERGER AND THEIR INTERESTS IN THE MERGER AND RELATED MATTERS. Investors are able to obtain all documents filed with the SEC by Monarch Community Bancorp and MSB Financial free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Monarch Community Bancorp are available free of charge from the Corporate Secretary of Monarch Community Bancorp at 375 North Willowbrook Road, Coldwater, Michigan 49036, telephone (517) 278-4566. Documents filed with the SEC by MSB Financial are available free of charge from the Corporate Secretary of MSB Financial at 107 North Park Street, Marshall, Michigan 49068, telephone
(269) 781-5103.

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For further information contact:

John R. Schroll
President and Chief Executive Officer
Monarch community Bancorp, Inc.
(517) 278-4566

Charles B. Cook
President and Chief Executive Officer
MSB Financial, Inc.
(269) 781-5103